Exhibit 8.2

March 10, 2011

Board of Directors

Iroquois Federal Savings and Loan Association

201 E. Cherry St.

Watseka, Illinois 60970

Ladies and Gentlemen:

You have requested our opinion regarding the Illinois income tax consequences of the proposed conversion (the “Conversion”) of Iroquois Federal Savings and Loan Association (the “Association”), from a federal mutual savings and loan association to a federal stock savings and loan association (“Stock Association”) pursuant to the Plan of Conversion adopted by the Association on             , 2011 (the “Plan”) and the integrated transactions described in the Federal Tax Opinion (the Federal Opinion) prepared by Luse Gorman Pomerenk & Schick. In the Conversion, all of the Association’s to-be-issued stock will be acquired by [IF Bancorp, Inc.], a newly organized Maryland corporation (the “Holding Company”).

Our opinion is limited solely to Illinois state income tax consequences and will not apply to any other taxes, jurisdictions, transactions or issues.

In rendering the opinion set forth below, we have relied on the Federal Opinion of Luse Gorman Pomerenk & Schick related to the federal tax consequences of the Conversion, without undertaking to verify the federal tax consequences by independent investigation. Our opinion is subject to the truth and accuracy of certain representations made by you to us and Luse Gorman Pomerenk & Schick and the consummation of the proposed Conversion in accordance with the terms of the Plan. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Plan.

Should it finally be determined that the facts and federal income tax consequences are not as outlined in the Federal Opinion, the Illinois income tax consequences and our Illinois Income Tax Opinion will differ from what is contained herein.

Our opinion is based upon the existing provisions of the Illinois Income Tax Act (the “IITA”) and regulations there under, and existing court decisions, any of which could be changed at any time. Any such changes may be retroactive and could significantly modify the statements and opinions expressed herein. Similarly, any change in the facts and assumptions stated below, upon which this opinion is based, could modify the conclusions. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered

Board of Directors

Iroquois Federal Savings and Loan Association

March 10, 2011

herein after the date hereof. This opinion is being furnished only for you and your respective shareholders in connection with the Conversion and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent.

We opine only as to the matters we expressly set forth, and no opinions should be inferred as to any other matters or as to the tax treatment of the transactions that we do not specifically address. We express no opinion as to laws and regulations of any jurisdictions other than Illinois, or as to factual or legal matters other than as set forth herein.

Discussion Related to Illinois Tax Consequences

The IITA does not specifically adopt any tax-free reorganization or tax-free capital contribution provisions of the Internal Revenue Code of 1986, as amended. The IITA imposes a tax measured by the “net income” of each individual and corporation [Section 201(a) IITA]. The IITA also imposes a personal property tax replacement income tax on the “net income” of each corporation [Section 201(c) IITA]. The IITA defines “net income” as “base income” allocable to Illinois [Section 202 IITA]. The IITA defines “base income” in the case of a corporation as federal taxable income [Section 203(b) and (e) IITA]. The IITA defines “base income” in the case of an individual as federal adjusted gross income [Section 203(a) and (e) IITA]. Based on the IITA, the starting point for computing a corporation’s Illinois income tax is federal taxable income; and the starting point for computing an individual’s Illinois income tax is federal adjusted gross income. Finally, the IITA states that each person filing an Illinois income tax return shall take into account the items of income, deductions and exclusions on their Illinois income tax return in the same manner as such items are reflected in their federal income tax return [Section 403(a) IITA]. The Federal Tax Opinion which states that no income or loss is recognized for federal income tax purposes by any of the parties participating in the Conversion described above, provides the basis upon which we conclude that the aforementioned IITA holds that such Conversion results in no gain or loss under the IITA.

Opinions

Accordingly, based upon the facts and representation stated herein and the existing law, it is the opinion of BKD, LLP regarding the Illinois income tax consequences of the planned Conversion and reorganization that:

1.	No gain or loss will be recognized to either the Association or to Stock Association as a result of such Conversion based upon IITA Sections 203 and 403(a).

Board of Directors

Iroquois Federal Savings and Loan Association

March 10, 2011

2.	No gain or loss will be recognized by Stock Association on the receipt of money from Holding Company in exchange for its shares or by Holding Company upon the receipt of money from the sale of Holding Company Conversion Stock based upon IITA Sections 203 and 403(a).

3.	No gain or loss will be recognized by the account holders of the Association upon the issuance to them of withdrawable deposit accounts in Stock Association in the same dollar amount and under the same terms as their deposit accounts in the Association and no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon receipt by them of an interest in the Liquidation Account of Stock Association, in exchange for their ownership interests in the Association based upon IITA Sections 203 and 403(a).

4.	According to the Federal Opinion, it is more likely than not that the fair market value of the nontransferable subscription rights to purchase Holding Company Conversion Stock will be zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon the distribution to them of the nontransferable subscription rights to purchase Holding Company Conversion Stock. No taxable income will be realized by the Eligible Account Holders, Supplemental Eligible Account Holders or Other Members as a result of the exercise of the nontransferable subscription rights. Eligible Account Holders, Supplemental Eligible Account Holders or Other Members will receive the same treatment for IITA purposes based upon IITA Sections 203 and 403(a).

5.	The part of the taxable year of the Association before the reorganization and the part of the taxable year of Stock Association after the reorganization will constitute a single taxable year of Stock Association based upon IITA Sections 203 and 403(a).

6.	According to the Federal Opinion, the tax attributes of the Association enumerated in Code Section 381(c) will be taken into account by Stock Association. Treas. Reg. Section 1.381(b)-1(a)(2). The parties will receive the same treatment for IITA purposes based upon IITA Sections 203, 403(a) and 405(a).

If any of the facts contained in this opinion letter change, it is imperative that we be notified in order to determine the effect on the Illinois income tax consequences, if any.

Board of Directors

Iroquois Federal Savings and Loan Association

March 10, 2011

We hereby consent to the filing of the opinion as an exhibit to the Registration Statement on Form S-1 of the Holding Company as filed with the SEC with respect to the Conversion, and as an exhibit to the Form AC, Application of Conversion and Form H-(e)(1)S filed with the Office of Thrift Supervision with respect to the Conversion. We also consent to the references to our firm in the Prospectus.

BKD, LLP